SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 8)

Under the Securities Exchange Act of 1934*

NYFIX, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

670712108

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY  10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Steven J. Gartner, Esq.

Robert T. Langdon, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

August 26, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. – 670712108

1	Name of Reporting Persons Warburg Pincus Private Equity IX, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 21,625,227

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 21,625,227

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,625,227

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 38.2%*

14	Type of Reporting Person PN

* Calculated based on 39,318,320 shares of common stock outstanding as of August 6, 2009, as reported by NYFIX, Inc. in its Form 10-Q for the quarterly period ended June 30, 2009.

CUSIP No. – 670712108

1	Name of Reporting Persons Warburg Pincus IX, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 21,625,227

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 21,625,227

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,625,227

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 38.2%*

14	Type of Reporting Person OO

* Calculated based on 39,318,320 shares of common stock outstanding as of August 6, 2009, as reported by NYFIX, Inc. in its Form 10-Q for the quarterly period ended June 30, 2009.

CUSIP No. – 670712108

1	Name of Reporting Persons Warburg Pincus Partners, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 21,625,227

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 21,625,227

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,625,227

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 38.2%*

14	Type of Reporting Person OO

* Calculated based on 39,318,320 shares of common stock outstanding as of August 6, 2009, as reported by NYFIX, Inc. in its Form 10-Q for the quarterly period ended June 30, 2009.

CUSIP No. – 670712108

1	Name of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 21,625,227

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 21,625,227

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,625,227

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 38.2%*

14	Type of Reporting Person OO

* Calculated based on 39,318,320 shares of common stock outstanding as of August 6, 2009, as reported by NYFIX, Inc. in its Form 10-Q for the quarterly period ended June 30, 2009.

CUSIP No. – 670712108

1	Name of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 21,625,227

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 21,625,227

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,625,227

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 38.2%*

14	Type of Reporting Person PN

* Calculated based on 39,318,320 shares of common stock outstanding as of August 6, 2009, as reported by NYFIX, Inc. in its Form 10-Q for the quarterly period ended June 30, 2009.

CUSIP No. – 670712108

1	Name of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 21,625,227

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 21,625,227

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,625,227

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 38.2%*

14	Type of Reporting Person IN

* Calculated based on 39,318,320 shares of common stock outstanding as of August 6, 2009, as reported by NYFIX, Inc. in its Form 10-Q for the quarterly period ended June 30, 2009.

CUSIP No. – 670712108

1	Name of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 21,625,227

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 21,625,227

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,625,227

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 38.2%*

14	Type of Reporting Person IN

* Calculated based on 39,318,320 shares of common stock outstanding as of August 6, 2009, as reported by NYFIX, Inc. in its Form 10-Q for the quarterly period ended June 30, 2009.

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of NYFIX, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on October 19, 2006 (as amended by Amendment No. 1 thereto filed on May 10, 2007, Amendment No. 2 thereto filed on July 3, 2007, Amendment No. 3 thereto filed on January 4, 2008, Amendment No. 4 thereto filed on March 17, 2008, Amendment No. 5 thereto filed on July 2, 2008, Amendment No. 6 thereto filed on January 5, 2009, Amendment No. 7 thereto filed on July 1, 2009 and this Amendment No. 8, the “Schedule 13D”).  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

The first sentence of Item 2(b) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(b)           The address of the principal business and principal office of each of the Reporting Persons is 450 Lexington Avenue, New York, New York 10017.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end of the discussion:

Voting Agreement

NYSE Technologies, Inc. (“Buyer”), a Delaware corporation, CBR Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Buyer (“Merger Sub”), and Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), have entered into a Voting Agreement, dated as of August 26, 2009 (the “Voting Agreement”).

The Voting Agreement provides that, among other things, WP IX has agreed, on the terms and subject to the conditions set forth therein, so long as the Voting Agreement has not been validly terminated in accordance with its terms, that at any meeting of the stockholders of the Issuer, WP IX will be present (in person or by proxy) and it will vote or cause to be voted all of the shares of Common Stock and Series B Preferred Stock beneficially owned by it (a) in favor of approval of (i) that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among Buyer, Merger Sub and the Issuer and the transactions contemplated thereby, including the merger of Merger Sub with and into the Issuer with the Issuer surviving the merger as a wholly owned subsidiary of Buyer (the “Merger”), and (ii) any other matter that is required to facilitate the transactions contemplated by the Merger Agreement; (b) against any Acquisition Proposal (as defined in the Merger Agreement); and (c) against any action or agreement that would impair the ability of Buyer, Merger Sub or the Issuer to complete the Merger, or that would otherwise prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement, provided that WP IX shall only be required to vote such shares of Common Stock or Series B Preferred Stock on a particular matter set forth in (a), (b)

or (c) above to the extent the class, series or type of shares in question are entitled to vote.

The Voting Agreement provides that, on the terms and subject to the conditions therein, WP IX has agreed to irrevocably appoint Buyer as its attorney and proxy with full power of substitution and resubstitution, to the full extent of WP IX’s voting rights with respect to its Common Stock and Series B Preferred Stock to vote all such Common Stock and Series B Preferred Stock solely on matters described in the immediately preceding paragraph hereof and in accordance with the Voting Agreement.  The Voting Agreement provides that such proxy shall remain valid until the valid termination of the Voting Agreement, as described in the immediately following paragraph.

The Voting Agreement automatically terminates upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the consummation of the Merger, or (iii) the date of any amendment, modification, change or waiver to the Merger Agreement executed after the date of the Voting Agreement that provides (a) for the holders of the Series B Preferred Stock to receive less than $50.134 per share of Series B Preferred Stock or (b) for any change in the form of consideration payable pursuant to the Merger Agreement as in effect on the date of the Voting Agreement, in each case, that is not consented to in writing by WP IX in its sole discretion.

Letter Agreement

In connection with the Merger, WP IX has entered into a letter agreement (the “Letter Agreement”) with Buyer and the Issuer dated as of August 26, 2009 that provides, among other things, effective upon the Closing (as defined in the Merger Agreement) and upon payment in cash to WP IX of the Preferred Stock Merger Consideration (as defined below) simultaneously with the Closing, that WP IX has agreed to receive $75,201,000 in cash in exchange for all its owned shares of Series B Preferred Stock (the “Preferred Stock Merger Consideration”) and that (a) the payment of the Preferred Stock Merger Consideration shall be in lieu of its right to receive the Liquidation Preference (as defined in the Certificate of Designations (as defined in the Letter Agreement)) as provided by Section 5(c)(ii) of the Certificate of Designations and any claims or rights to any accrued but unpaid dividends (whether or not declared) and Future Dividends (as defined in the Certificate of Designations) on the Series B Preferred Stock and (b) all other obligations of the Issuer in respect of the Series B Preferred Stock shall be fully satisfied, and all options, elections or rights set forth in the Certificate of Designations shall be irrevocably waived, upon payment by Buyer or Merger Sub of the Preferred Stock Merger Consideration.  In addition, the Letter Agreement provides that WP IX has agreed, effective as of the date thereof, to waive its rights to receive any dividends accrued but unpaid prior to or after the date of the Letter Agreement in respect of any Series B Preferred Stock, including, but not limited to, any dividends that would otherwise be payable on December 31, 2009 pursuant to the Certificate of Designations; provided, that if the Closing does not occur and the Merger Agreement is terminated in accordance with its terms, then such waiver shall be revoked and the Issuer shall pay to WP IX any such accrued but unpaid dividends that, notwithstanding the waiver, were to be due and payable to WP IX, and WP IX shall be entitled to all of its rights pursuant to the Certificate of

Designations.  The Letter Agreement terminates automatically upon the termination of the Merger Agreement.

The foregoing descriptions of the Voting Agreement and Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the Voting Agreement and Letter Agreement, copies of which are attached, respectively, as Exhibits 2 and 3 hereto, and the Voting Agreement and Letter Agreement are incorporated herein in their entirety by reference thereto.  This Amendment No. 8 does not purport to amend, qualify or in any way modify such Voting Agreement or Letter Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           WP IX is the owner of (i) 1,500,000 shares of Series B Preferred Stock, (ii) a Warrant to purchase an aggregate of 2,250,000 shares of Common Stock, subject to adjustment under certain circumstances, and (iii) 4,375,227 shares of Common Stock.  Each share of Series B Preferred Stock is convertible in whole or in part, at any time and from time to time into 10 shares of Common Stock, subject to adjustment under certain circumstances.  The Warrant is exercisable in whole or in part, at any time and from time to time, until October 12, 2016.

Accordingly, as of August 26, 2009, WP IX is deemed to beneficially own an aggregate of 21,625,227 shares of Common Stock, which represents approximately 38.2% of the outstanding shares of Common Stock in accordance with Rule 13d-3(d) under the Exchange Act.  This percentage is based on 39,318,320 shares of Common Stock outstanding as of August 6, 2009, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

Due to their respective relationships with WP IX and each other, the Reporting Persons may be deemed to beneficially own, in the aggregate, 21,625,227 shares of Common Stock, which represents 38.2% of the outstanding shares of Common Stock.  Each of WP, WPP LLC, WP LLC, WP IX LLC, Mr. Kaye and Mr. Landy disclaim beneficial ownership of such Common Stock.

Each of the Reporting Persons may be deemed to be a member of a “group” (as defined in Section 13(d)(3) of the Exchange Act) with Buyer and each of the Reporting Persons hereby disclaims that they are a member of a “group” (as defined in Section 13(d)(3) of the Exchange Act) with Buyer and disclaims beneficial ownership of any shares of Common Stock that may be beneficially owned by Buyer.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

No transactions in shares of the Issuer’s Common Stock were effected by the Reporting Persons since the filing of Amendment No. 7 to the Schedule 13D on July 1, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

As described in Item 4 hereto, (a) WP IX, Buyer and Merger Sub have entered into the Voting Agreement, and (b) WP IX, Buyer and the Issuer have entered into a Letter Agreement. The information set forth in Item 4 with respect to the Voting Agreement and Letter Agreement is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 2. Voting Agreement, dated as of August 26, 2009, by and among NYSE Technologies, Inc., CBR Acquisition Corp. and the stockholders signatory thereto.

Exhibit 3. Letter Agreement, dated as of August 26, 2009, by and among NYSE Technologies, Inc., NYFIX, Inc. and Warburg Pincus Private Equity IX, L.P.

[Remainder of page intentionally left blank]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2009

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

	By:	Warburg Pincus IX, LLC, its General Partner,
		By:	Warburg Pincus Partners, LLC, its Sole Member,
By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS IX, LLC

	By:	Warburg Pincus Partners, LLC, its Sole Member,
		By:	Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

		By:	Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

By:	/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

By:	/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

*  Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**  Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.